UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

PDF SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.00015 par value

(Title of Class of Securities)

693282105

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,979,196**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,979,196**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,979,196**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 730,000 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		149,600*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

149,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

3

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,128,796*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,128,796*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,128,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

  _____________

* Includes 730,000 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,414,057*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,414,057*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,057*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA

_____________

* Includes 730,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,414,057*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,414,057*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,057*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

_____________

* Includes 730,000 shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP NO. 693282105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“VIEX Opportunities”), with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it;
(iii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One and Series Two;
(v)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;
(vi)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One, Series Two and VSO II; and

(vii)	Eric Singer, as managing member of each of VIEX GP, VSO GP II and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)       The principal business of Series One, Series Two and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of each of Series One and Series Two. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to each of Series One, Series Two and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9

CUSIP NO. 693282105

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, Series Two, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,249,196 Shares beneficially owned by Series One is approximately $11,931,614, including brokerage commissions. The aggregate purchase price of the 730,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $2,178,089, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 149,600 Shares beneficially owned by Series Two is approximately $1,198,617, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 285,261 Shares beneficially owned by VSO II is approximately $2,480,249, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,274,543 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018.

A.	Series One
(a)	As of the close of business on December 3, 2018, Series One beneficially owned 1,979,196 Shares, including 730,000 Shares underlying certain call options which are currently exercisable.

Percentage: Approximately 6.1%

10

CUSIP NO. 693282105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,979,196
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,979,196

(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Series Two
(a)	As of the close of business on December 3, 2018, Series Two beneficially owned 149,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 149,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 149,600

(c)	Series Two has not entered into any transactions in the Shares since the filing of the Schedule 13D.
C.	VSO II
(a)	As of the close of business on December 3, 2018, VSO II beneficially owned 285,261 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 285,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 285,261

(c)	The transactions in the Shares by VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,979,196 Shares beneficially owned by Series One and (ii) 149,600 Shares owned by Series Two.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,128,796
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,128,796

11

CUSIP NO. 693282105

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 285,261 Shares beneficially owned by VSO II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 285,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 285,261

(c)	VSO GP II has not entered into any transactions in the since the filing of the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	VIEX Capital
(a)	VIEX Capital, as the investment manager of each of Series One, Series Two and VSO II, may be deemed the beneficial owner of the (i) 1,979,196 Shares beneficially owned by Series One, (ii) 149,600 owned by Series Two and (iii) 285,261 Shares owned by VSO II

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,414,057
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,414,057
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One and VSO II since the filing of the Schedule 13D set forth in Schedule A and are incorporated herein by reference.
G.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,979,196 Shares beneficially owned by Series One, (ii) 149,600 owned by Series Two, and (iii) 285,261 Shares owned by VSO II.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,414,057
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,414,057
12

CUSIP NO. 693282105

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One and VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 3, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 112,700 Shares, which have an exercise price of $5.00 and expire on May 17, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer dated December 3, 2018.

13

CUSIP NO. 693282105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

14

CUSIP NO. 693282105

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

15

CUSIP NO. 693282105

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	32,500	8.5280	11/26/2018
Purchase of Common Stock[1]	54,600	12.5000	11/27/2018
Purchase of May 2019 Call Options ($5.00 Strike Price)[2]	1,127	3.8000	11/28/2018

VIEX SPECIAL OPPORTUNITIES FUNd II, LP

Purchase of Common Stock	152,427	8.6400	11/29/2018
Purchase of Common Stock	117,217	8.6984	11/29/2018
Sale of May 2019 Put Options ($7.50 Strike Price)[3]	(1,000)	0.7000	11/29/2018
Purchase of Common Stock	15,617	9.0100	11/30/2018

_____________________

1 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on February 15, 2019.

2 Represents American-style call options purchased in the over-the-counter market. These call options expire on May 17, 2019.

3 Represents American-style put options sold short in the over-the-counter market. These put options expire on May 17, 2019.